

November 21, 2013

Via E-mail
Joey A. Jacobs
Chairman of the Board and Chief Executive Officer
Acadia Healthcare Company, Inc.
830 Crescent Centre Drive, Suite 610
Franklin, Tennessee 37067

      Re: Acadia Healthcare Company, Inc.
               Annual Report on Form 10-K
               Filed March 1, 2013
               File No. 001-35331

Dear Mr. Jacobs:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 27</u>

1. We note your disclosure on pages 27 and 29 that the increases to same-facility revenue before provision for doubtful accounts in 2012 and 2011were primarily attributed to increased same-facility growth in patient days. Please revise your disclosure to discuss the reasons for the disclosed growth in patient days over the highlighted periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Jay Nixon, Esq.
        Waller Lansden Dortch & Davis, LLP
        511 Union Street, Suite 2700
        Nashville, TN 37219